Exhibit 99.4

NICE Actimize Chosen by Thailand’s Bank of Ayudhya to Manage
Anti-Money Laundering Compliance with Intelligent Automation

NICE Actimize’s automated AML and case management solutions will reduce investigation time and overall cost of compliance for the bank

Hoboken, N.J., September 10, 2018 – NICE Actimize, a NICE (Nasdaq: NICE) business and the leader in Autonomous Financial Crime Management, has been chosen by Bank of Ayudhya/Krungsri, Thailand’s fifth largest financial institution, to transform its anti-money laundering compliance and case management platform. To more effectively meet the needs of its regulators and support its growing customer base, Bank of Ayudhya will implement NICE Actimize’s recently launched Suspicious Activity Monitoring (SAM9) solution, as well as Actimize ActOne, an investigation management system utilizing intelligent automation that will serve as the financial institution’s next generation alert and case management platform.

"Krungsri Group’s core philosophy is founded on good governance with a steadfast commitment to fight against money laundering and financial crime. The NICE Actimize solutions, using intelligent automation and a strong case management approach, are designed to enrich our anti-money laundering efforts and strengthen our program to counter terrorist financing activities,” said Saengchart Wanichwatphibun, Chief Compliance Officer, Bank of Ayudhya. “Since the NICE Actimize solutions go beyond the traditional rules-based controls, with the addition of machine learning and robotics to reduce false-positive alerting and to speed up investigations, we believe that they will contribute to our efforts to make our fight against financial crime more efficient and effective.”

“This important implementation for NICE Actimize in Southeast Asia demonstrates the strength and accessibility of our end-to-end offerings,” said Joe Friscia, President, NICE Actimize. “We are seeing major adoption around the globe for our AI-enabled anti-money laundering and case management solutions. When integrated, our AML and ActOne solutions provide increased accuracy and productivity, improved return on investment and a clear path to supporting regulator requirements.”

NICE Actimize's latest versions of its Suspicious Activity Monitoring (SAM) solution, which combines machine learning analytics for laser-accurate crime detection with robotic process automation, virtually eliminates costly manual data gathering tasks thereby increasing team productivity and reducing investigation time for a single alert by up to 70 percent. The new Suspicious Activity Monitoring solution introduces NICE Actimize's innovative concept of Autonomous Financial Crime Management to the anti-money laundering category for the first time.

Additional assets:
•	For NICE Actimize’s integrated anti-money laundering solutions, please click here.
•	For NICE Actimize’s ActOne Investigation Management, please click here.

About Krungsri
(Krungsri) Bank of Ayudhya PCL and its group of companies is the fifth largest financial group in Thailand in terms of assets, loans, and deposits, and one of Thailand’s five Domestic Systemically Important Banks (D-SIBs) with 74 years of history in the country. Krungsri is a strategic member of the Mitsubishi UFJ Financial Group (MUFG), Japan’s largest financial group and one of the world’s largest financial organizations. Krungsri provides a comprehensive range of banking, consumer finance, investment, asset management, and other financial products and services to individual consumers, SMEs, and large corporations through 701 branches (664 Banking Branches and 37 Auto Business Branches) and over 34,000 service outlets nationwide. The Krungsri Group is the largest card issuer in Thailand with 8.7 million credit cards, sales finance, and personal loan accounts in its portfolio; a major automobile financing service provider (Krungsri Auto); one of the fastest growing asset management companies (Krungsri Asset Management); and a pioneer in microfinance (Ngern Tid Lor).

Krungsri is strongly committed to the highest level of integrity in conducting its business. All Krungsri Group companies have been awarded accreditation from the Private Sector Collective Action Coalition Against Corruption (CAC) in collaboration with industry peers and stakeholders on a zero-tolerance approach to corruption.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cindy Morgan-Olson, 201-551-5202, cindy.morgan-olson@niceactimize.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Friscia, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.